Filed Pursuant to Rule 424(b)(3)
Registration No. 333-147414

APPLE REIT NINE, INC.

STICKER SUPPLEMENT TO
SUPPLEMENT NO. 8 DATED APRIL 21, 2010

Supplement No. 8 to be used with
PROSPECTUS DATED SEPTEMBER 21, 2009

Summary of Supplement to Prospectus (See Supplement for Additional Information)

        Supplement No. 8 (cumulative, replacing all prior supplements) dated April 21, 2010 reports on (a) the status of our best-efforts offering of Units; (b) the extension of our best-efforts offering of Units until April 25, 2011; (c) our purchase of eight hotels containing a total of 895 guest rooms for an aggregate gross purchase price of approximately $128 million; (d) our execution of certain purchase contracts that relate to 13 hotels containing a total of 1,842 guest rooms and that provide for an aggregate gross purchase price of approximately $242 million; (e) our execution of a ground lease for the potential construction of two hotels in Richmond, Virginia; (f) the termination of two purchase contracts; (g) financial and operating information for all of our purchased hotels; and (h) our audited financial statements as of December 31, 2009 and for the periods then ended and certain additional information about us.

        As of May 14, 2008, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100 million and proceeds net of selling commissions and marketing expenses of $90 million. Each Unit consists of one Common Share and one Series A Preferred Share. We are continuing the offering at $11 per Unit in accordance with the prospectus.

        As of March 31, 2010, we had closed on the sale of 105,697,867 additional Units at $11 per Unit and from such sale we raised gross proceeds of approximately $1.2 billion and proceeds net of selling commissions and marketing expenses of approximately $1.0 billion. Sales of all Units at $10.50 per Unit and $11.00 per Unit, when combined, represent gross proceeds of approximately $1.3 billion and proceeds net of selling commissions and marketing expenses of approximately $1.1 billion.

        In connection with our hotel and land purchases to date, we paid a total of approximately $15.6 million, representing 2% of the aggregate gross purchase price, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is our Chairman and Chief Executive Officer.